UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No. 4)

                               NESTOR, INC.
        ____________________________________________________________
                             (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.01
        ____________________________________________________________
                      (Title of Class and Securities)

                                 64107410
        ____________________________________________________________
                  (CUSIP Number of Class of Securities)

         Bruce W. Schnitzer, Wand (Nestor) Inc., 630 Fifth Avenue,
                   Suite 2435, New York, New York  10111
        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             January 31, 1996
        ____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following ( ):

        Check the following box if a fee is being paid with this Statement ( ):


                                SCHEDULE 13D

 CUSIP NO. 64107410


 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND/NESTOR INVESTMENTS L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                          7     SOLE VOTING POWER
                                2,735,208
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH           9     SOLE DISPOSITIVE POWER
        REPORTING               2,735,208
          PERSON
           WITH
                          10    SHARED DISPOSITIVE POWER

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,735,208

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       26.08%

 14    TYPE OF REPORTING PERSON*
       PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


                                SCHEDULE 13D

 CUSIP NO. 64107410

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND/NESTOR INVESTSMENTS II L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                          7     SOLE VOTING POWER
                                382,536
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH           9     SOLE DISPOSITIVE POWER
        REPORTING               382,536
          PERSON
           WITH
                          10    SHARED DISPOSITIVE POWER

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       382,536

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.66%

 14    TYPE OF REPORTING PERSON*
       PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


                                SCHEDULE 13D

 CUSIP NO. 64107410


 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND/NESTOR INVESTMENTS III L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                          7     SOLE VOTING POWER
                                1,756,696
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH           9     SOLE DISPOSITIVE POWER
        REPORTING               1,756,696
          PERSON
           WITH
                          10    SHARED DISPOSITIVE POWER

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,756,696

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       18.44%

 14    TYPE OF REPORTING PERSON*
       PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


                                SCHEDULE 13D

 CUSIP NO. 64107410


 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND (NESTOR) INC.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                          7     SOLE VOTING POWER
                                4,874,440
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH           9     SOLE DISPOSITIVE POWER
        REPORTING               4,874,440
          PERSON
           WITH
                          10    SHARED DISPOSITIVE POWER

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,874,440

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       38.87%

 14    TYPE OF REPORTING PERSON*
       CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


                                SCHEDULE 13D

 CUSIP NO. 64107410


 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       MR. BRUCE W. SCHNITZER

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

                          7     SOLE VOTING POWER
                                4,874,440
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH           9     SOLE DISPOSITIVE POWER
        REPORTING               4,874,440
          PERSON
           WITH
                          10    SHARED DISPOSITIVE POWER

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,874,440

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       38.87%

 14    TYPE OF REPORTING PERSON*
       IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


                    The Statement on Schedule 13D filed on August 15, 1994, and amended on April 18, 1995, July 12, 1995 and October 5, 1995, with respect to the common stock, par value $.01 per share (the "Common Stock") of Nestor, Inc., a Delaware corporation (the "Company"), is hereby further amended as follows:

          Item 2.  Identity and Background.

                    Item 2 is hereby supplemented as follows:

                    Pursuant to a Securities Purchase and Exchange Agreement, dated as of January 31, 1996 (the "Securities Purchase and Exchange Agreement"), the Wand/Nestor Partnership transferred approximately 44.84% of the Company securities that it owned to Wand/Nestor Investments III L.P. (the "Wand/Nestor III Partnership"), a Delaware limited partnership. The Wand/Nestor III Partnership was formed specifically for the purpose of acquiring and holding the shares of Common Stock and other Company securities reported in this Statement and has not engaged in any business other than as disclosed herein. The General Partner serves as the general partner of both the Wand/Nestor Partnership, the Wand/Nestor II Partnership and the Wand/Nestor III Partnership. The term "Filing Persons" as used herein shall refer collectively to the Wand/Nestor Partnership, the Wand/Nestor II Partnership, the Wand/Nestor III Partnership, the General Partner and Mr. Schnitzer.

                    The Wand/Nestor III Partnership has not during the past five year (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violations with respect to such laws.

          Item 3.  Source and Amount of Funds or Other
          Consideration.

                    Item 3 is hereby supplemented as follows:

                    The transfer of the Company Common Stock and other Company securities from the Wand/Nestor Partnership to the Wand/Nestor III Partnership pursuant to the Securities Purchase and Exchange Agreement represented a redemption by certain partners in the Wand/Nestor Partnership of all or a portion of their interest in the Wand/Nestor Partnership. A corresponding portion of the capital accounts of the redeeming partners was simultaneously transferred from the Wand/Nestor Partnership to the Wand/Nestor III Partnership.

                    In addition to the transfer of Company
          securities from the Wand/Nestor Partnership to the Wand/Nestor III Partnership, the Securities Purchase and Exchange Agreement provides for the following transactions:

                    * the sale by the Company to the Wand/Nestor Partnership and the Wand/Nestor II Partnership of (i) an aggregate of 599 shares of a new class of convertible preferred stock of the Company, par value $1.00 per share, designated as Series F (the "Series F Preferred Stock") and (2) related warrants to purchase up to an aggregate of 173,710 shares of Company Common Stock initially at an exercise price of $1.25 per share (the "Regular Warrants");

                    *    the sale to the Wand/Nestor III
                         Partnership of (1) 401 shares of a new
                         class of convertible preferred stock of
                         the Company, par value $1.00 per share,
                         designated as Series G (the "Series G
                         Preferred Stock") and (2) related warrants to purchase up to an aggregate of 116,290 shares of Company Common Stock initially at an exercise price of $1.25 per share (the "Restricted Warrants");

                    * the exchange of the 1,776 shares of Series C Preferred Stock owned by the Wand/Nestor Partnership and the 250 shares of Series C Preferred Stock owned by the Wand/Nestor II Partnership for an aggregate of 2,026 shares of a new class of convertible preferred stock of the Company designated as Series H (the "Series H Preferred Stock");

                    * the exchange of the 1,444 shares of Series C Preferred Stock owned by the Wand/Nestor III Partnership for an aggregate of 1,444 shares of a new class of convertible preferred stock of the Company, par value $1.00 per share, designated as Series E, which contains restrictions on the Wand/Nestor III Partnership's right to vote, convert and transfer such securities (the "Series E Preferred Stock");

                    * the imposition of restrictions on exercise and transferability on (1) warrants to acquire 416,115 shares of Company Common Stock at $.65 per share and (2) warrants to acquire 291,281 shares of Company Common Stock at $1.00 per share, each of such warrants held by the Wand/Nestor III Partnership;

                    * the cancellation of the Series C Preferred Stock acquired by the Company upon exchange of the Series C Preferred Stock for the Series E Preferred Stock and the Series H Preferred Stock.

                    The exchange of the Series C Preferred Stock for Series E Preferred Stock and Series H Preferred Stock and the revision of the warrants described above were effected on January 31, 1996. The sale of the Series F Preferred Stock, and related warrants, to the Wand/Nestor Partnership and the Wand/Nestor II Partnership described above was also consummated on January 31, 1996. The sale of the Series G Preferred Stock, and related warrants, to the Wand/Nestor III Partnership is pending and will be consummated only if certain regulatory approvals are obtained.

          Item 4.  Purpose of the Transaction.

                    Item 4 is hereby supplemented as follows:

                    The Wand/Nestor Partnership and the Wand/Nestor II Partnership acquired the securities of the Company pursuant to the Securities Purchase and Exchange
          Agreement for investment.

                    The Wand/Nestor III Partnership acquired the securities of the Company pursuant to the Securities Purchase and Exchange Agreement (and will acquire the additional securities contemplated by the Securities Purchase and Exchange Agreement) for investment.

          Item 5.  Interest in Securities of the Issuer.

                    Item 5(a) is hereby amended as follows:

                    (a) As of the date hereof, as a result of the consummation on January 31, 1996 of certain of the transactions contemplated by the Securities Purchase and Exchange Agreement, the Wand/Nestor Partnership, the Wand/Nestor II Partnership and the Wand/Nestor III Partnership may each be deemed pursuant to the Exchange Act and the rules and regulations promulgated thereunder to beneficially own respectively 26.08%, 4.66% and 18.44% of the outstanding shares of Common Stock of the Company. As of the date hereof, as a result of the relationships and stock ownership discussed above, the General Partner and Mr. Schnitzer may each be deemed, pursuant to the Exchange Act and the rules and regulations promulgated thereunder, to beneficially own approximately 38.87% of the outstanding shares of Common Stock of the Company. Except as set forth in this Item 5(a), none of the Filing Persons or, to the best knowledge of the Filing Persons, Mr. Callard, beneficially owns any shares of Company Common Stock.

                    Item 5(b) is hereby amended as follows:

                    (b)  The Wand/Nestor Partnership and the
          Wand/Nestor II Partnership each has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares of Company Common Stock beneficially owned by it as a consequence of its ownership, of record and beneficially, of Common Stock, Series D Preferred Stock, Series H Preferred Stock, Series F Preferred Stock and the several warrants to
          acquire Common Stock.    The Wand/Nestor III Partnership
          has sole power to vote or direct the vote and sole power to dispose or direct the disposition of shares of Company Common Stock beneficially owned by it as a consequence of its ownership, of record and beneficially, of Common Stock, Series D Preferred Stock, Series E Preferred Stock and warrants to acquire Common Stock of the Company. By virtue of their relationship to the Wand/Nestor Partnership, the Wand/Nestor II Partnership and the Wand/Nestor III Partnership, the General Partner and Mr. Schnitzer may each be deemed to have concurrent indirect power to vote or to direct the vote and to dispose or to direct the disposition of all such shares. Holders of Series F Preferred Stock and Series H Preferred Stock are entitled to vote on all matters as to which shareholders of the Company are entitled to vote, with each holder entitled to cast a number of votes equal to the greatest number of whole shares of Common Stock into which such holder's shares of Series F Preferred Stock and Series H Preferred Stock could be converted.

                    (c) Except for the transactions related to the consummation of the Securities Purchase and Exchange Agreement, none of the Filing Persons, nor, to the best knowledge of the Filing Persons, Mr. Callard has effected any transactions in Common Stock of the Company during the past 60 days.

          Item 6. Contracts, Understandings or Relationships with respect to Securities of the Issuer.

                    Item 6 is hereby supplemented as follows:

                    Upon consummation of the Securities Purchase and Exchange Agreement, the Company, the Wand/Nestor Partnership, the Wand/Nestor II Partnership, the Wand/Nestor III Partnership and certain other stockholders of the Company entered into the Amended and Restated Registration Rights Agreement dated as of January 31, 1996, a copy of which is attached hereto as
          Exhibit 2.

          Item 7.  Material to Be Filed as Exhibits.

                    Exhibit 1 -    Securities Purchase and Exchange
                                   Agreement, dated as of January
                                   31, 1996, among the Company, the
                                   Wand/Nestor Partnership, the
                                   Wand/Nestor II Partnership and
                                   the Wand/Nestor III Partnership

                    Exhibit 2 -    Amended and Restated
                                   Registration Rights Agreement,
                                   dated as of January 31, 1996

                    Exhibit 3 -    Certificate of Powers,
                                   Designations, Preferences and
                                   Special Rights of Series E
                                   Convertible Preferred Stock of
                                   the Company

                    Exhibit 4 -    Certificate of Powers,
                                   Designations, Preferences and
                                   Special Rights of Series F
                                   Convertible Preferred Stock of
                                   the Company

                    Exhibit 5 -    Certificate of Powers,
                                   Designations, Preferences and
                                   Special Rights of Series G
                                   Convertible Preferred Stock of
                                   the Company

                    Exhibit 6 -    Certificate of Powers,
                                   Designations, Preferences and
                                   Special Rights of Series H
                                   Convertible Preferred Stock of
                                   the Company

                    Exhibit 7 -    Common Stock Purchase Warrant
                                   No. W-S, respecting 511,885
                                   shares of Company Common Stock,
                                   dated January 31, 1996 and
                                   issued to the Wand/Nestor
                                   Partnership upon cancellation of
                                   Warrant W-N

                    Exhibit 8 -    Common Stock Purchase Warrant
                                   No. W-T, respecting 358,319
                                   shares of Company Common Stock,
                                   dated January 31, 1996 and
                                   issued to the Wand/Nestor
                                   Partnership upon cancellation of
                                   Warrant W-Q

                    Exhibit 9 -    Common Stock Purchase Warrant
                                   No. W-U, respecting 152,830
                                   shares of Company Common Stock,
                                   dated January 31, 1996 and
                                   issued to the Wand/Nestor
                                   Partnership in connection with
                                   its purchase of Series F
                                   Preferred Stock

                    Exhibit 10 -   Common Stock Purchase Warrant
                                   No. W-V, respecting 20,880
                                   shares of Company Common Stock,
                                   dated January 31, 1996 and
                                   issued to the Wand/Nestor II
                                   Partnership in connection with
                                   its purchase of Series F
                                   Preferred Stock

                    Exhibit 11 -   Common Stock Purchase Warrant
                                   No. W-W, respecting 416,115
                                   shares of Company Common Stock,
                                   dated January 31, 1996 and
                                   issued to the Wand/Nestor III
                                   Partnership to reflect warrants
                                   transferred to it from the
                                   Wand/Nestor Partnership

                    Exhibit 12 -   Common Stock Purchase Warrant
                                   No. W-X, respecting 291,281
                                   shares of Company Common Stock,
                                   dated January 31, 1996 and
                                   issued to the Wand/Nestor III
                                   Partnership to reflect warrants
                                   transferred to it from the
                                   Wand/Nestor Partnership

                    Exhibit 13 -   Joint Filing Agreement


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  February 13, 1996

                                        WAND/NESTOR INVESTMENTS L.P.

                                        By:  WAND (NESTOR) INC.,
                                               as general partner

                                        By:  /s/ Bruce W. Schnitzer
                                             ___________________________
                                        Name:   Bruce W. Schnitzer
                                        Title:  Chairman


                                     SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  February 13, 1996

                                        WAND/NESTOR INVESTMENTS II L.P.

                                        By:  WAND (NESTOR) INC.,
                                               as general partner

                                        By:  /s/ Bruce W. Schnitzer
                                             ___________________________
                                        Name:   Bruce W. Schnitzer
                                        Title:  Chairman

                                     SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  February 13, 1996

                                        WAND/NESTOR INVESTMENTS III L.P.

                                        By:  WAND (NESTOR) INC.,
                                               as general partner

                                        By:  /s/ Bruce W. Schnitzer
                                             ___________________________
                                        Name:   Bruce W. Schnitzer
                                        Title:  Chairman


                                     SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  February 13, 1996

                                             WAND (NESTOR) INC.

                                             By:  /s/ Bruce W. Schnitzer
                                                  ___________________________
                                             Name:   Bruce W. Schnitzer
                                             Title:  Chairman


                                     SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
          Dated:  February 13, 1996

                                             By:  /s/ Bruce W. Schnitzer
                                                  ___________________________
                                             Name:   Bruce W. Schnitzer


                                   EXHIBIT INDEX

          Exhibit No.             Exhibit Name                   Page No.

               1         Securities Purchase and Exchange
                         Agreement, dated as of January
                         31, 1996, among the Company, the
                         Wand/Nestor Partnership, the
                         Wand/Nestor II Partnership and
                         the Wand/Nestor III Partnership  . . . . . . . .

               2         Amended and Restated Registration
                         Rights Agreement, dated as of
                         January 31, 1996 . . . . . . . . . . . . . . . .

               3         Certificate of Powers,
                         Designations, Preferences and
                         Special Rights of Series E
                         Convertible Preferred Stock of
                         the Company  . . . . . . . . . . . . . . . . . .

               4         Certificate of Powers,
                         Designations, Preferences and
                         Special Rights of Series F
                         Convertible Preferred Stock of
                         the Company  . . . . . . . . . . . . . . . . . .

               5         Certificate of Powers,
                         Designations, Preferences and
                         Special Rights of Series G
                         Convertible Preferred Stock of
                         the Company  . . . . . . . . . . . . . . . . . .

               6         Certificate of Powers,
                         Designations, Preferences and
                         Special Rights of Series H
                         Convertible Preferred Stock of
                         the Company  . . . . . . . . . . . . . . . . . .

               7         Common Stock Purchase Warrant No.
                         W-S, respecting 511,885  shares
                         of Company Common Stock, dated
                         January 31, 1996 and issued to
                         the Wand/Nestor Partnership upon
                         cancellation of Warrant W-N  . . . . . . . . . .

               8         Common Stock Purchase Warrant No.
                         W-T, respecting 358,319 shares of
                         Company Common Stock, dated
                         January 31, 1996 and issued to
                         the Wand/Nestor Partnership upon
                         cancellation of Warrant W-Q  . . . . . . . . . .

               9         Common Stock Purchase Warrant No.
                         W-U, respecting 152,830 shares of
                         Company Common Stock, dated
                         January 31, 1996 and issued to
                         the Wand/Nestor Partnership  in
                         connection with its purchase of
                         Series F Preferred Stock . . . . . . . . . . . .

              10         Common Stock Purchase Warrant No.
                         W-V, respecting 20,880 shares of
                         Company Common Stock, dated
                         January 31, 1996 and issued to
                         the Wand/Nestor II Partnership in
                         connection with its purchase of
                         Series F Preferred Stock . . . . . . . . . . . .

              11         Common Stock Purchase Warrant No.
                         W-W, respecting 416,115 shares of
                         Company Common Stock, dated
                         January 31, 1996 and issued to
                         the Wand/Nestor III Partnership
                         to reflect warrants transferred
                         to it from the Wand/Nestor
                         Partnership  . . . . . . . . . . . . . . . . . .

              12         Common Stock Purchase Warrant No.
                         W-X, respecting 291,281 shares of
                         Company Common Stock, dated
                         January 31, 1996 and issued to
                         the Wand/Nestor III Partnership
                         to reflect warrants transferred
                         to it from the Wand/Nestor
                         Partnership  . . . . . . . . . . . . . . . . . .

              13         Joint Filing Agreement . . . . . . . . . . . . .